# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 09/19/2025
Filed by CIK 0001933447
Persons authorized to receive notices and communications: Richard B. Cohen, c/o Symbotic Inc., 200 Research Drive, Wilmington, Massachusetts (MA), 01887, 978-284-2800

## Reporting persons
- Richard B. Cohen (CIK 0001933447): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 45,446,723; sole dispositive power 0; shared dispositive power 45,446,723; aggregate amount beneficially owned 45,446,723 (29% of the class)
  Comment: Rows 8, 10 and 11: Consists of (i) 41,549,600 shares of Class V-3 common stock and 2,215,990 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc., of which Richard B. Cohen is the President and Chief Executive Officer and (ii) 1,681,133 shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust, of which Richard B. Cohen is trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).
  
  Row 13: Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025. The percent of class assumes conversion of all of the Reporting Person's Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 156,761,661 shares of Class A common stock outstanding (which reflects the sum of (x) 111,314,938 shares of Class A common stock outstanding as of August 4, 2025, and (y) 45,446,723 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock and Class V-1 common stock). Based on the total of 590,493,305 shares of the Issuer's common stock outstanding as of August 4, 2025 (including (i) 111,314,938 shares of Class A common stock, (ii) 75,619,171 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 7.7% of the Issuer's total outstanding Class A common stock on a fully diluted basis.
- RJJRP Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 43,765,590; sole dispositive power 0; shared dispositive power 43,765,590; aggregate amount beneficially owned 43,765,590 (28.2% of the class)
  Comment: Rows 8, 10 and 11: Consists of 41,549,600 shares of Class V-3 common stock and 2,215,990 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position as President and Chief Executive Officer of RJJRP Holdings, Inc. and his ownership interest therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).
  
  Row 13: Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025. The percent of class assumes conversion of all of the Reporting Person's Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 155,080,528 shares of Class A common stock outstanding (which reflects the sum of (x) 111,314,938 shares of Class A common stock outstanding as of August 4, 2025 and (y) 43,765,590 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock and Class V-1 common stock). Based on the total of 590,493,305 shares of the Issuer's common stock outstanding as of August 4, 2025 (including (i) 111,314,938 shares of Class A common stock, (ii) 75,619,171 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 7.4% of the Issuer's total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock).
- Richard B. Cohen Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,681,133; sole dispositive power 0; shared dispositive power 1,681,133; aggregate amount beneficially owned 1,681,133 (1.5% of the class)
  Comment: Rows 8, 10 and 11: Consists of 1,681,133 shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of the Richard B. Cohen Revocable Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).
  
  Row 13: Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025. The percent of class assumes conversion of all of the Reporting Person's Class V-3 common stock into Class A common stock, resulting in a total of 112,996,071 shares of Class A common stock outstanding (which reflects the sum of (x) 111,314,938 shares of Class A common stock outstanding as of August 4, 2025 and (y) 1,681,133 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock). Based on the total of 590,493,305 shares of the Issuer's common stock outstanding as of August 4, 2025 (including (i) 111,314,938 shares of Class A common stock, (ii) 75,619,171 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.3% of the Issuer's total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Comment:
Explanatory Note

This Amendment No. 6 (this "Schedule 13D Amendment") to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on June 17, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 21, 2022, Amendment No. 2 to the Schedule 13D filed on January 13, 2023, Amendment No. 3 to the Schedule 13D filed on July 26, 2023, amendment No. 4 to the Schedule 13D filed on February 23, 2024, and amendment No. 5 to the Schedule 13D filed on June 16, 2025 (as amended by this Schedule 13D Amendment, the "Schedule 13D"), is being filed on behalf of the Reporting Persons (as defined below), with respect to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Symbotic Inc., a Delaware corporation ("Symbotic", the "Company" or the "Issuer").

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by (i) Richard B. Cohen, (ii) RJJRP Holdings, Inc., and (iii) the Richard B. Cohen Revocable Trust (collectively, the "Reporting Persons"). Richard B. Cohen is the sole trustee of the Richard B. Cohen Revocable Trust. Richard B. Cohen is the sole shareholder and the President and Chief Executive Officer of RJJRP Holdings, Inc.
Residence or business address: The principal business address of each Reporting Person is c/o Symbotic Inc., 200 Research Drive, Wilmington, MA 01887.
Present principal occupation or employment:
Richard B. Cohen, a natural person, is the Chairman of the Board of Directors and the President and Chief Executive Officer of the Issuer. RJJRP Holdings, Inc., a Delaware corporation, is principally engaged in the business of holding and managing investments in the securities of the Issuer and other companies.

RJJRP Holdings, Inc., a Delaware corporation, is principally engaged in the business of holding and managing investments in the securities of the Issuer and other companies.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of RJJRP Holdings, Inc. (each of such directors and officers, a "Covered Person" and collectively, the "Covered Persons") are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

The Richard B. Cohen Revocable Trust is a trust established under the laws of New Hampshire for the benefit of Richard B. Cohen and his immediate family members, and has an address of c/o Symbotic Inc., Attention: Richard B. Cohen, 200 Research Drive, Wilmington, MA 01887.
Criminal convictions in the last five years: During the last five years preceding the date of this filing, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years preceding the date of this filing, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Richard B. Cohen is a citizen of the United States. RJJRP Holdings, Inc., and the Richard B. Cohen Revocable Trust are organized in the jurisdiction set forth in Item 2(c).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025. The Reporting Persons are in the aggregate beneficial owners of 43,230,733 shares of Class V-3 Common Stock and 2,215,990 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 29.0% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person's shares of Class V-3 Common Stock and Class V-1 Common Stock, as applicable, into shares of Class A Common Stock, resulting in a total of (i) 156,761,661 shares of Class A Common Stock outstanding (which reflects the sum of (x) 111,314,938 shares of Class A Common Stock outstanding as of August 4, 2025 and (y) 45,446,723 shares of Class A Common Stock issuable on conversion of the Reporting Persons' Class V-3 Common Stock and Class V-1 Common Stock, as applicable). Based on the total of 590,493,305 shares of the Issuer's common stock outstanding as of August 4, 2025 (including (i) 111,314,938 shares of Class A Common Stock, (ii) 75,619,171 shares of Class V-1 Common Stock, and (iii) 403,559,196 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 7.7% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock).

Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025., RJJRP Holdings, Inc. is the record holder of 41,549,600 shares of Class V-3 Common Stock and 2,215,990 shares of Class V-1 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by RJJRP Holdings, Inc. by virtue of his position as President and Chief Executive Officer of RJJRP and his ownership interest therein.

Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025. Richard B. Cohen Revocable Trust is the record holder of 1,681,133 shares of Class V-3 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by the Richard B. Cohen Revocable Trust by virtue of his role as sole trustee of the trust.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

To the Reporting Persons' knowledge, except as disclosed in Schedule A, none of the Covered Persons directly owns any shares of Issuer's common stock; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the shares of Issuer's common stock beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any shares of Issuer's common stock and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a "group" for Section 13(d) purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025. The Reporting Persons are in the aggregate beneficial owners of 43,230,733 shares of Class V-3 Common Stock and 2,215,990 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 29.0% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person's shares of Class V-3 Common Stock and Class V-1 Common Stock, as applicable, into shares of Class A Common Stock, resulting in a total of (i) 156,761,661 shares of Class A Common Stock outstanding (which reflects the sum of (x) 111,314,938 shares of Class A Common Stock outstanding as of August 4, 2025 and (y) 45,446,723 shares of Class A Common Stock issuable on conversion of the Reporting Persons' Class V-3 Common Stock and Class V-1 Common Stock, as applicable). Based on the total of 590,493,305 shares of the Issuer's common stock outstanding as of August 4, 2025 (including (i) 111,314,938 shares of Class A Common Stock, (ii) 75,619,171 shares of Class V-1 Common Stock, and (iii) 403,559,196 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 7.7% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock).

Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025., RJJRP Holdings, Inc. is the record holder of 41,549,600 shares of Class V-3 Common Stock and 2,215,990 shares of Class V-1 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by RJJRP Holdings, Inc. by virtue of his position as President and Chief Executive Officer of RJJRP and his ownership interest therein.

Based on information about outstanding shares as of August 4, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2025. Richard B. Cohen Revocable Trust is the record holder of 1,681,133 shares of Class V-3 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by the Richard B. Cohen Revocable Trust by virtue of his role as sole trustee of the trust.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

To the Reporting Persons' knowledge, except as disclosed in Schedule A, none of the Covered Persons directly owns any shares of Issuer's common stock; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the shares of Issuer's common stock beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any shares of Issuer's common stock and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a "group" for Section 13(d) purposes.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

Line of Credit Note

On September 19, 2025, RJJRP Holdings, Inc. entered into a Line of Credit Note with JPMorgan Chase Bank N.A. (the "Bank"), pursuant to which, among other things, RJJRP Holdings Inc. agreed not to create, assume or allow any security interest or lien on, or permit any conversion or transfer of, any shares of Class A Common Stock it now or later owns without the Bank's consent. The Line of Credit Note further provides that upon any permitted conversion and/or sale of such units or shares, RJJRP Holdings, Inc. must deposit the resulting securities and/or proceeds into an account held with the Bank.

## Signatures
- Richard B. Cohen: /s/ Richard B. Cohen, Richard B. Cohen (09/22/2025)
- RJJRP Holdings, Inc.: /s/ Richard B. Cohen, Richard B. Cohen (09/22/2025)
- Richard B. Cohen Revocable Trust: /s/ Richard B. Cohen, Richard B. Cohen (09/22/2025)